 THE SOURLIS LAW FIRM
                                                                                 Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

September 21, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:      Mr. Tom Kluck, Legal Branch Chief
Ms. Folake Ayoola, Attorney-Advisor

RE:       ON-AIR IMPACT, INC.
Registration Statement on Form S-1
Amendment No. 1
File No.: 333-168413

Dear Mr. Kluck and Ms. Ayoola:

Below please find our responses to the Staff’s comment letter, dated August 27, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 1, marked to show changes from the previous filing can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri
Philip Magri, Esq.

General

1.
Please provide us with copies of all graphics, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Response:

We have opted to delete all graphics, photographs and related captions or other artwork including logos.

2.
Please review your entire prospectus to ensure that your disclosure throughout is written in plain English and the concepts that you describe are fully explained. For example, we note your heavy reliance of bullet lists in the "Description of Business" and “Competitive Overview” section. In addition, numerous statements in your disclosure are unclear or the concept is not fully described. We note the following statements by way of example only:

•
"In an effort to combat this decreasing advertising spending, media outlets are creating "added value" elements such as entitlements (e.g., the Fed-Ex Orange Bowl) and brand integrations (e.g., the use of commercial products in the story line of a television show, film, etc.) to compete for all available dollars," page 3;

•
"On-Air Impact, Inc.... is a consulting and analytics company merging industry experience, technology and research to value on-air branded elements serving the sports and entertainment industry...,” page 13; and

•
"Our mission is to provide our clients with not only irrefutable brand analysis but also a deep understanding of sponsorship impact and effectiveness, along with in-depth insights which in turn help clients maximize their marketing investments”, page 14.

Please review and substantially revise your prospectus to include complete sentences to explain concepts, limit the use of bullet lists, and limit the use of industry jargon, using instead terms that an ordinary investor could understand. See Rule 421 of Regulation C.

Response:

We have revised the prospectus per comment #2.

3.
Throughout the registration statement you make various statements about your expectations of market acceptance and future success. Statements such as these regarding your expectations of market acceptance and future success are premature because of the early stage of development of your company. For example only, see the following:

•	"Ultimately, when complete, we believe that the software will deliver the highest level of accuracy in the sports and entertainment sector," page 4;

•
"In addition to a track record of success in every phase of their careers, both have a deep network of resources, extensive industry relationships, complementary skill sets and a strong commitment to making on-Air Impact the immediate industry leader in the sports and entertainment marketplace," page 4; and

•
"The On-Air Impact brand will be positioned as the "BMW" of the valuation and measurement industry.... We will be the recognized leader in analytics solutions helping our clients make 'smarter decisions,''' page 23; and

•	"Because On-Air Impact provides clients with a superior and complete solution, competitors will be forced to respond or risk becoming obsolete," page 23.

You should consider deleting all such statements. Please review your entire prospectus and revise accordingly.

Response:

Per comment #3, we have deleted all such statements.

4.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

•
"According to the Sports Business Journal, the overall aggregate size of the Sports Business Industry was $213 billion dollars in 2008. Of that $213 billion, over $27 billion dollars was spent on advertising, and roughly $6.4 billion was spent on sponsorships,” page 3;

•	"The Sports Business Journal further reports, while television programming and sports viewership have increased, advertising and sponsorship dollars have remained flat or even decreased," page I5; and

•	"According to recent research, however, Sports has been viewed as "DVR resistant", as 98% of all viewers prefer to watch sports "live" as opposed to "time-shifted," page 17.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available. For example, we note that you rely on a study that was published in 2006, which was prior to recent market events.

Additionally, to the extent you use qualitative and quantitative business data, please explain how this disclosure is relevant to you and your business plan.

Response:

We have opted to delete all such references.

Prospectus Front Cover Page

5.	Please confirm that the cover page will be one page. Please refer to Item 501(b) of Regulation S-K.

Response:

We have revised the document to comply with Comment #5.

6.	Please revise the cover page to include the net proceeds that you expect to receive. Refer to Item 501(b)(3) of Regulation S-K.

Response:

We have revised the document to comply with Comment #6.

7.
We refer to the statement that the proceeds from the sale of shares will be payable to the Sourlis Law Firm. It is unclear from this statement if all offering proceeds will be paid to the Sourlis Law Firm or if the law firm is simply acting as an escrow agent. Please clarify. For example, if the funds will be held in escrow, please clarify if subscriptions are irrevocable. In addition, we note that you may close upon such funds periodically.

Please clarify at what points you intend to close upon the funds held by the Sourlis Law Firm, e.g. every month, when proceeds reach a certain amount, etc.

Response:

We have revised the disclosure to comply with Comment #7.

Summary, page 3

8.
Please significantly revise your summary and business sections to focus on your current operations. For example, we note the statement on pages 3 and 4 that, "On-Air impact provides clients with measurement, valuation and analysis of on-air branded elements by merging technology, research and industry experience.” It is unclear from your disclosure whether the company has or is currently providing these services. Please revise to focus on any specific steps that the company has taken to implement its business plan.

Response:

We have revised the disclosure to comply with Comment #8.

9.	Please discuss whether the company has had any revenues or clients.

Response:

We have revised the disclosure to comply with Comment #9.

General Information about the Company, page 3

10.
We note your statement in the second paragraph of this section: "Our goals are to reinvent the analytics of on-air media measurement, provide superior, client-centric consultation and actionable data and become the most adopted 'language' in the sports and entertainment marketplace." Please clarify what you mean by "Language" and explain your goals in greater detail here and in the business section.

Response:

We have opted to delete such language.

Our Business Model. page 4

11.
We note your statement: "First, a groundbreaking consumer research project will be commissioned by a leading market research firm, Burke Research.” It is unclear from this statement if you or Burke Research will be commissioning this study. Please clarify. In addition, please provide us with your basis for concluding that this will be a groundbreaking study or revise your disclosure to remove such reference.

Response:

We have opted to delete such language.

12.
We note that you intend to engage Keystream to develop software for use in your business. We refer to your statement: "Ultimately, when complete, we believe that the software will deliver the highest level of accuracy in the sports and entertainment sector." Please provide us with the basis for your belief that such software will deliver the highest level of accuracy in the sports and entertainment sector or revise your disclosure to remove such references. Consider instead limiting your disclosure to discuss the operational capabilities of the software.

Response:

We have opted to delete such language.

13.
We note that your business plan appears to heavily rely on your relationships with Keystream and Nology Interactive. Please tell us if you have entered into agreements with these companies to provide the services described. If so, please discuss the material terms of your agreements with Keystream and Nology Interactive and file them as exhibits to the registration statement. Refer to Item 601 (b)(10) of Regulation S-K. If you have not yet entered into agreements with these third parties, please remove the related disclosure or advice us of the basis why such disclosure should included.

Response:

We have opted to delete such language.

14.
We note the following statement and similar disclosure elsewhere in the prospectus: "Knowing we have the luxury of the element of surprise, we will place emphasis on immediate sales opportunities to gain as much marketplace momentum and adoption as quickly as possible." Please clarify what you mean by "element of surprise," and how the filing of a public registration statement impacts this part of your marketing strategy.

Response:

We have opted to delete such language.

15.
We refer to your disclosure that you intend to identify 2-3 companies to serve as your initial clients. Please tell us how you intend to identify and engage such clients, and discuss how the reliance on a few clients may impact your business. In addition, the statements included in the numbered list are partial sentences and do not fully explain how the identification of these clients will accomplish your goals. Please revise your disclosure.

Response:

We have opted to delete such language.

Risk Factors, page 8

16.
Please remove your reference to "including the documents incorporated by reference" as you have not incorporated any documents by reference and are not permitted to. Please refer to General Instruction VII of Form S-1.

Response:

We have revised the disclosure to comply with Comment #16.

17.	Please include a risk factor discussing your lack of an operating history. Please refer to Item 503(c)(1) of Regulation S-K.

Response:

We have included such risk factor to comply with Comment #17.

18.
Please include a separate risk factor addressing the issues you face as a result of your going concern opinion. The risk factor should include a discussion of your ability to raise capital in light of your going concern opinion.

Response:

We have included such risk factor to comply with Comment #18.

19.	Please include a discussion of risks as they relate to your proposed business within the sports and entertainment industry. Please refer to Item 503(c)(4) of Regulation S-K.

Response:

We have included such risk factors to comply with Comment #19.

20.
We note your disclosure on page 6 that you have not paid and do not intend to pay any dividends in the foreseeable future. Please consider adding a risk factor disclosing that investors in your securities should not expect dividend income.

Response:

We have included such risk factor to comply with Comment #20.

We are subject to all of the complications and difficulties associated with new enterprises, page 8

Description of Business, page 13

21.
This subheading is vague and does not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. Please revise. As a general rule, your revised subheadings should work only in this document. If they are readily transferable to other companies' documents, they are probably too generic. See Item 503(c) of Regulation S-K.

Response:

We have opted to delete this risk factor since it was duplicative of another risk factor.

22.
Please expand your discussion of your business and the products and services that currently offer. The current disclosure and heavy reliance on bullet points is brief and does not provide investors with a strong sense of your products and services. Also, if the company does not currently offer any products or services, please clarify. Please limit your discussion of future services and products to those that you will offer in the immediate future.

Response:

We have revised the disclosure to comply with Comment #22.

23.
We note that a significant amount of the disclosure in the business section is promotional rather than factual. Please significantly revise the business section to remove promotional statements. Also revise the prospectus summary accordingly.

Response:

We have revised the disclosure to comply with Comment #23.

Why this is "doesn't work" tor all relevant parties, page 16

24.	We note your sub-heading: "Why this is ‘doesn't work' for all relevant parties." We do not understand this sub-heading. Please revise.

Response:

We have opted to delete such disclosure.

25.
We note your statement: “When investigating the business models of the competitors mentioned above, four critical flaws are uncovered, which support the lack of credibility acknowledged above..." Please provide us with the basis for the noted disclosure, including the disclosure in bullets enumerated thereunder, or revise your disclosure to remove such references.

Response:

We have opted to delete such disclosure.

Target Market and Services Offered, page 17

26.
Please confirm that the disclosure in this section applies to your current operations or to those in the immediate future, and if it does not apply, please remove. Otherwise, please clarify your disclosure in this section such that the concepts that you describe are fully explained. Refer to Item 101 of Regulation S-K.

Response:

We have revised the disclosure to comply with Comment #26.

Formation of the Core Offering, page 18

27.	Please expand your disclosure to discuss how the consumer research project and software program will be material to your business plan and operations in the next 12 months.

Response:

We have revised the disclosure to comply with Comment #26.

28.
We refer to your statement that the consumer research project will dispel the myth "that all detections should be viewed of equal value...." Since it does not appear that this study has yet been conducted, please tell us your basis for believing that the study will indeed support such a statement.

Response:

We have opted to delete such disclosure.

29.	Please clarify if the consumer research study is being conducted on your behalf with the results available exclusively for your use, or if such information will be available to your competitors.

Response:

We have revised the disclosure to comply with comment #26.  .

30.	We refer to your disclosure of the educational background and experience of Keystream's employees. Please tell us why you believe this is relevant information to investors.

Response:

We have opted to delete such disclosure.

31.
We refer to your statement on page 18 that you will enter into a "perpetual license, royalty-free relationship" with Keystream. Please tell us the status of any such negotiations and the likelihood of obtaining a royalty-free license to use the software. If you have not yet entered into the agreement, please remove the related disclosure or advise us why such disclosure should be included.

Response:

We have opted to delete such disclosure.

32.
Please clarify if the software being developed by Keystream is being developed on your behalf and will be available for your exclusive use. To the extent you are aware of similar software programs being developed or currently available, please discuss.

Response:

We have revised such disclosure to comply with Comment #32.

Key Strategic Alliances, page 20

33.
We note that you name specific companies of which you plan to form a strategic alliance. If the company has not entered into such alliance or agreement, please remove the disclosure or advise us of the basis why such disclosure should be included.

Response:

We have opted to delete such disclosure.

Start-Up Capital, page 20
34.	Please move this section to the "Use of Proceeds" section. Refer to Item 504 of Regulation S-K.

Response:

We have opted to delete such disclosure.

Competitive Overview, page 20

35.
We note your discussion of Image Impact and Repucom, whom you have identified as your primary competitors. Please limit your discussion to factual statements of the products and services offered by your competitors, and any positive or negative factors as they relate to your competitive position. Please delete comments that could be construed as disparaging your competitors.

Response:

We have revised the disclosure to comply with Comment #35.

36.	We note that you have listed potential clients of your competitors. Please remove such references.

Response:

We have deleted such references.

Competition Analysis, page 20

37.	Please clarify what you mean by "SWOT analysis".

Response:

We have opted to delete such disclosure.

Marketplace Positioning, page 23

38.
We note your statement: "We will outperform our competitors in every phase of the business and terms such as superior technology,’ innovative research,' 'best-in-c1ass consultation,' and 'unparalleled customer service' will be used to describe our offering. We will be the recognized leader in analytics solutions helping our clients make smarter decisions.” This disclosure appears promotional rather than factual and should be removed.

Response:

We have deleted such disclosure.

Core Pricing Model. page 23

39.	You state that "Pricing will be project-based and calculated on an estimated 'per hour analyzed' structure in year one." As we are not sure what this sentence means, please clarify your disclosure.

Response:

We have opted to delete such disclosure.

The Audience, page 25

40.	We do not understand this section. Please clarify your disclosure.

Response:

We have opted to delete such disclosure.

Global or non-US based Sports, page 25

41.
Please provide the basis for your statement that "expanding to the global marketplace is well within reason". Further, please specify which competitor was "born in a non-U.S. market" and explain this statement. We may have further comment.

Response:

We have opted to delete such disclosure.

Subscription Services. page 25

42.	Most of the disclosure in this section appears to be promotional and should be removed.

Response:

We have deleted such disclosure.

Management Team, page 25

43.
Please do not aggregate the years of experience of your officers. In addition, most of the disclosure in this section appears promotional and not factual, and should be removed. Also, please balance the disclosure of their strengths with their limited experience in sports and entertainment consulting.

Response:

We have deleted such disclosure.

44.
You state on page 26 that you intend to recruit two additional individuals to assist you in your start-up phase. On page 18 you state that you intend to hire a chief technology officer, and on page 23 you note that you will hire a full-time head of sales; yet on page 9 you note that you will not be able to hire employees until you earn revenues. Please revise your disclosure here and throughout the prospectus, as appropriate, to discuss your future hiring plans for the next twelve months.

Response:

We have opted to delete such disclosure.

Patents and Trademarks, page 27

45.	Please tell us if you intend to apply for any patents or trademarks as it appears your business will be heavily reliant on proprietary software and other intellectual property.

Response:

We have revised the disclosure to comply with Comment #45.

Determination of Offering Price, page 30

46.
We note from disclosures on page 30 that the $0.10 offering price was determined based on your internal assessment of what the market would support. Please expand your disclosure to discuss the significant factors considered in determining this offering price as required by Item 505 of Regulation S-K. In your disclosure, discuss the significant assumptions and methodologies used in your internal assessment.

Response:

We have revised the disclosure.

47.
We note your disclosure on page 4 that you intend to apply to list your common shares on the OTCBB. The OTCBB is not an issuer listing service but is instead a quotation medium. You may not apply to list your shares on the OTCBB. Market makers may make an application for quotation of your shares. Please revise your disclosure throughout the prospectus accordingly. All references to an OTCBB listing should be removed.

Response:

We have revised such disclosure.

Management and Directors Biographies, page 33

48.	Please describe and clarify your officers' business experience during the past five years. Refer to Item 401(e) of Regulation S-K.

Response:

We have revised such disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Proposed Milestones to Implement Business Operations, page 41

49.
Please tell us the estimated costs to be borne by you, if any, for the consumer research study to be conducted by Burke Research and the development of the software program by Keystream. Discuss if offering proceeds will be applied to any such costs, and revise the "Use of Proceeds" section accordingly.

Response:

We have revised such disclosure.